June 9, 2015

Larry Spirgel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TransUnion (the “Company”)
Form S-1, File No. 333-203110 (as amended, the
“Registration Statement”)

Dear Mr. Spirgel:

In order to facilitate the Staff’s review of the above Registration Statement, we advise the Staff that we effected a 1.333-for-1 stock split on June 5, 2015. We currently believe that the low end of the price range for shares of common stock will not be lower than $21.00 per share and that the high end of the range will not be higher than $23.00 per share, after giving effect to the 1.333-for-1 stock split. Once finally determined, a bona fide estimated price range, as required by item 501(c) of Regulation S-K, will, of course, be included in the preliminary prospectus provided to prospective investors.

Thank you for your consideration. If you have any questions regarding the foregoing, please address them to me at (312) 985-3559 or Richard Fenyes of Simpson Thacher & Bartlett LLP at (212) 455-2812.

Sincerely,

TRANSUNION

By:	/s/ Samuel A. Hamood
	Name:	Samuel A. Hamood
	Title:	Executive Vice President and
Chief Financial Officer

cc:	Gregory Dundas
Richard Fenyes, Simpson Thacher & Bartlett LLP